Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 25, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Nuveen Unit Investment Trust, Series 137

Nuveen NWQ Global Dividend Portfolio, 2Q 2016

File Nos. 333-210656 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 8, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Trusts, Series 137, filed on April 8, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen NWQ Global Dividend Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. Please disclose in the filing the specific criteria the fund uses to determine that a security is of a “non-U.S.” company. In this regard, note that the investment must be “economically tied” to the non-U.S. company. See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response: The disclosure has been revised as requested.

Selection of Portfolio Securities (p. 3)

2. The section is vague and full of technical terms and industry jargon. Please revise so that it is clear how NWQ: (1) defines the initial universe of securities; (2) narrows that universe; and (3) determines which portfolio securities to recommend to the Sponsor.

Response: The disclosure has been revised as requested.

Principal Risks (p. 4)

3. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

Response: The disclosure has been revised as requested.

4. With respect to your disclosure under “The Trust invests in securities issued by companies operating in Europe,” if the Trust intends to focus on investing in companies operating in Europe, disclose this intention as a principal strategy. Alternatively, consider whether additional region-specific risk factors—such as risks relating to investing in companies in Latin America or Asia—are warranted.

Response: The Trust does not intend to focus on investing in companies operating in Europe. The preliminary portfolio indicated that the Trust may have a high investment in such companies, therefore, risk disclosure was included. If other region-specific risks are warranted based upon the final portfolio, such risks will be included in the prospectus.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-24).

Response: The disclosure has been revised as requested.

Fee Table (p. 8)

6. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.”

Response: The disclosure has been revised as requested.

Example (p. 10)

7. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren